UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K
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☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from (not applicable)
Commission file number: 001-33816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Nuverra 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Nuverra Environmental Solutions, Inc.
14624 N. Scottsdale Road, Suite 300
Scottsdale, AZ 85254

REQUIRED INFORMATION
The Nuverra 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the year ended December 31, 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99.1 and incorporated herein by this reference.
The following exhibits are filed with this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Nuverra 401(k) Plan Financial Statements For the Years Ended December 31, 2016 and December 31, 2015 and Supplemental Schedule as of December 31, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVERRA ENVIRONMENTAL SOLUTIONS 401(k) PLAN

Date: June 23, 2017	By:	/s/ Joseph M. Crabb
	Name:	Joseph M. Crabb
	Title:	Executive Vice President and Chief Legal Officer, on behalf of the Plan Administrator